Room 4561
Via fax (508) 435-7954

February 28, 2008

Joseph M. Tucci
Chairman, President and CEO
EMC Corporation
176 South Street
Hopkinton, MA 01748

      Re: **EMC Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Filed February 27, 2007
                File no. 1-09853

Dear Mr. Tucci:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief